Ur-Energy Inc.
1128 Clapp Lane, P.O. Box 279, Manotick, Ontario K4M 1A3

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders of Ur-Energy Inc. (the “Corporation”) will be held at Hampton Inn & Suites, 7611 Shaffer Parkway, Littleton, Colorado 80127 on Thursday, May 8, 2008 commencing at 1:00 p.m.(MDT) for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the year ended December 31, 2007 together with the report of the auditor thereon;

2.	to elect directors;

3.	to re-appoint PricewaterhouseCoopers LLP as auditors of the Corporation and to authorize the directors to fix the remuneration of the auditor;

4.	to consider and, if thought advisable, to pass, with or without variation, a resolution confirming the Corporation’s Amended By-Law No. 1 (“By-Law Resolution”);

5.

to consider and, if deemed advisable, to pass, with or without amendment, a resolution (i) ratifying, confirming and approving the renewal of the Ur-Energy Inc. Stock Option Plan 2005, as amended (the “Option Plan”), and (ii) approving and authorizing for a period of three years all unallocated options issuable pursuant to the Option Plan (the “Option Plan Resolution”); and

6.	to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this notice are the Circular, containing details of the matters to be dealt with at the Meeting, the audited consolidated financial statements of the Corporation for the year ended December 31, 2007, together with management’s discussion and analysis thereon, and a form of proxy.

Shareholders who are unable to attend the annual and special meeting in person are requested to complete and sign the accompanying form of proxy and return it by mail in the enclosed return envelope or by facsimile or by Internet. To be effective, proxies must be received by the Corporation’s transfer agent, Equity Transfer & Trust Company, Suite 420, 120 Adelaide Street West, Toronto Ontario M5H 4C3, Attention: Proxy Department, or by facsimile at 416-361-0470 or Internet prior to 5:00 p.m. (MDT) on Wednesday, May 7, 2008 or if the annual and special meeting is adjourned, by no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to when any adjournment thereof is to be held, or may be deposited with the Chair of the Meeting at any time prior to the commencement of the Meeting or any adjournment thereof.

DATED at Denver, Colorado, this 3rd day of April, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Paul G. Goss”
Corporate Secretary

UR-ENERGY INC.

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This management proxy circular (the “Circular”) is furnished in connection with the solicitation by the management of Ur-Energy Inc. (the “Corporation” or “Ur-Energy”) of proxies for use at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held at Hampton Inn & Suites, 7611 Shaffer Parkway, Littleton, Colorado 80127 on Thursday, May 8, 2008 commencing at 1:00 p.m. (MDT), and at any adjournment thereof, for the purposes set forth in the Notice of Meeting (the “Notice”). The solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers, employees or representatives of the Corporation. All costs of solicitation will be borne by the Corporation. The information contained herein is given as at April 3, 2008, unless otherwise indicated.

All dollar amounts in this Circular are in Canadian dollars, except where indicated otherwise. References to “$” are to Canadian dollars and reference to “US$” are to United States dollars. On April 3, 2008, the noon exchange rate of Canadian currency in exchange for United States currency, as reported by the Bank of Canada, was CDN$1.00 = US$0.9919.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation. Each shareholder has the right to appoint a person other than the persons named in the enclosed form of proxy, who need not be a shareholder of the Corporation, to represent such shareholder at the Meeting or any adjournment thereof. Such right may be exercised by inserting such person's name in the blank space provided in the form of proxy and striking out the other names or by completing another proper form of proxy.

VOTING INSTRUCTIONS

Registered Shareholders

There are two methods by which registered shareholders (“Registered Shareholders”), whose names are shown on the books or records of the Corporation as owning common shares (“Common Shares”), can vote their Common Shares at the Meeting: in person at the Meeting, or by proxy. Should a Registered Shareholder wish to vote in person at the Meeting, the form of proxy included with the Circular should not be completed or returned; rather, the Registered Shareholder should attend the Meeting where his or her vote will be taken and counted. Should the Registered Shareholder not wish to attend the meeting or not wish to vote in person, his or her vote may be voted by proxy through one of the methods described below and the shares represented by the proxy will be voted or withheld from voting, in accordance with the instructions as indicated in the form of proxy, on any ballot that may be called for, and if a choice was specified with respect to any matter to be acted upon, the shares will be voted accordingly.

A Registered Shareholder may vote by proxy by using one of the following methods: (i) the paper form of proxy to be returned by mail or delivery; (ii) by facsimile; or (iii) by Internet. The methods of using each of these procedures are as follows:

Voting by Mail. A Registered Shareholder may vote by mail or delivery by completing, dating and signing the enclosed form of proxy and depositing it with Equity Transfer & Trust Company (the “Transfer Agent”)

using the envelope provided or by mailing it to Equity Transfer & Trust Company, Attention: Proxy Department, Suite 420, 120 Adelaide Street West, Toronto Ontario M5H 4C3, or to the Corporate Secretary of the Corporation, by no later than 5:00 p.m. (MDT) on May 7, 2008, or if the Meeting is adjourned, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

Voting by Facsimile. A Registered Shareholder may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to the Transfer Agent at 1-416-361-0470. The form of proxy must be received by no later than 5:00 p.m. (MDT) on May 7, 2008, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

Voting by Internet. Registered Shareholders may vote by Internet by accessing the following website: www.voteproxyonline.com. When you logon to the site you will be required to input a control number as instructed on the logon page. Please see additional information enclosed with the Circular. Registered Shareholders may vote by Internet up to 5:00 p.m. (MDT) on May 7, 2008, (or 5:00 p.m. (MDT) on the day preceding any adjournment of the Meeting date).

A proxy must be in writing and must be executed by the Registered Shareholder or by an attorney authorized in writing or, if the Registered Shareholder is a corporation or other legal entity, by an authorized officer or attorney. Voting by mail is the only method by which a Registered Shareholder may choose an appointee other than the Management appointees named on the proxy.

Non-Registered Shareholders

In the Circular and the enclosed form of proxy and Notice, all references to shareholders are to Registered Shareholders of Common Shares. Only Registered Shareholders of Common Shares, or the persons they appoint as their proxies, are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a “Non-Registered Shareholder” or “Beneficial Owner”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Beneficial Owners, those who object to their name being made known to the Corporation, referred to as objecting beneficial owners (“OBOs”) and those who do not object to the Corporation knowing who they are, referred to as non-objecting beneficial owners (“NOBOs”). In accordance with the requirements of National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has opted this year to distribute copies of the Notice, Circular, the enclosed form of proxy and the Corporation management's discussion and analysis of financial condition and results of operations and consolidated financial statements for the fiscal year ended December 31, 2007 (collectively, the “Meeting Materials”) to NOBOs directly. Whereas, the Meeting Materials will continue to be distributed to OBOs through clearing agencies and Intermediaries, who often use a service company (such as ADP Investor Communications) to forward meeting materials to Non-Registered Shareholders.

The Meeting Materials are being sent to both Registered and Non-Registered Shareholders of the securities. If you are a Non-Registered Shareholder, and the Corporation or its agent has sent these Meeting Materials directly to you, your name and address and information about your holdings of common shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send the Meeting Materials to NOBOs directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Objecting Beneficial Owners (“OBOs”)

Intermediaries are required to forward Meeting Materials to OBOs unless an OBO has waived the right to receive them. Generally, OBOs who have not waived the right to receive Meeting Materials will either:

(i)

be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) and is restricted as to the number of shares beneficially owned by the OBO, but which is otherwise not completed. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Transfer Agent, by mail addressed to Equity Transfer & Trust Company, Attention: Proxy Department, Suite 420, 120 Adelaide Street West, Toronto Ontario M5H 4C3 or by facsimile at 1-416-361-0470, as applicable, or with the Corporate Secretary of the Corporation; or

(ii)

more typically, be given a voting instruction form (“VIF”) which must be completed and signed by the OBO in accordance with the directions on the VIF (which may in some cases permit the completion of VIF by telephone, facsimile or the Internet).

Non-Objecting Beneficial Owners (“NOBOs”)

NOBOs can expect to receive the Meeting Materials with a VIF from the Transfer Agent. These VIFs are to be completed and returned to the Transfer Agent in the envelope provided or by following the instructions contained on the VIF for facsimile, telephone or Internet voting. The Transfer Agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares they beneficially own. Should a Non-Registered Shareholder who receives either a proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a VIF, follow the corresponding instructions on the form.

In any event, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies or the Transfer Agent, as the case may be.

REVOCATION OF PROXIES

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy and may do so (1) by delivering another properly executed proxy bearing a later date and depositing it as aforesaid, including within the prescribed time limits noted above; (2) by depositing an instrument in writing revoking the proxy executed by the shareholder or by the shareholder's attorney authorized in writing (i) at the registered office of the

Corporation (1128 Clapp Lane, P.O. Box 279, Manotick, Ontario K4M 1A3) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chair of the Meeting, prior to its commencement, on the day of the Meeting, or at any adjournment thereof; (3) by attending the Meeting in person and so requesting; or (4) in any other manner permitted by law.

A Non-Registered Shareholder may revoke a VIF or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a VIF or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING AND DISCRETION OF PROXIES

On any ballot that may be called for, the shares represented by proxies in favour of the persons named by management of the Corporation will be voted for or against, or voted for or withheld from voting on, the matters identified in the proxy, in each case in accordance with the instructions of the shareholder. In the absence of any instructions on the proxy, it is the intention of the persons named by management in the accompanying form of proxy to vote FOR the election of management’s nominees as directors; FOR the appointment of the auditor and the authorization of the directors to fix the remuneration of the auditor; FOR the By-law Resolution; FOR the Option Plan Resolution; and in accordance with management’s recommendations with respect to amendments or variations of the matters set out in the Notice or any other matters which may properly come before the Meeting.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of the matters identified in the Notice or any other matters that may properly come before the Meeting. As at the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters that may properly come before the Meeting other than the matters referred to in the Notice.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

As at April 3, 2008, the authorized capital of the Corporation consisted of an unlimited number of Common Shares, of which 93,208,607 Common Shares were issued and outstanding, and an unlimited number of Class A Preference Shares, issuable in series, of which none has been issued.

A holder of record of Common Shares as at the close of business on April 3, 2008 (the “Record Date”) is entitled to one vote for each Common Share held by him or her. The affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.

In accordance with the Canada Business Corporations Act, the Corporation will prepare a list of holders of Common Shares on the Record Date. Each holder of Common Shares named in the list at the close of business on the Record Date, namely, April 3, 2008, will be entitled to vote the Common Shares shown opposite his or her name on the list at the Meeting.

As of April 3, 2008, to the knowledge of the directors and senior officers of the Corporation, the following persons beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the Common Shares:

		Percentage of Issued
		and Outstanding
	Number of Common Shares of	Common Shares of the
Name of Holder	the Corporation	Corporation

QVT Financial LP	10,705,800 Common Shares	11.49%

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The articles of the Corporation provide that the board of directors of the Corporation (the “Board of Directors”) shall consist of a minimum of one and a maximum of ten directors, the number of which is currently fixed at six.

The following table lists certain information concerning the nominees for election as directors of the Corporation. The information as to principal occupations and the number of Common Shares beneficially owned or over which control or direction is exercised by each nominee has been furnished by the respective nominees individually.

			Common Shares
	Position with Corporation and	Period(s) of	Beneficially Owned
	Principal Occupation Within	Service as a	or Subject to Control
Name	the Past Five Years	Director	or Direction

Jeffrey T. Klenda Golden, Colorado	Chair and Managing Director	August 2004 – present	553,125

W. William Boberg Morrison, Colorado	President, Chief Executive Officer and Director	January 2006 – present	496,875

James M. Franklin (2) Ottawa, Ontario	Chief Scientist and Director Consulting Geologist / Adjunct Professor of Geology Queen’s University, Laurentian University and University of Ottawa	March 2004 – present	100,000

Paul Macdonell (1)(2)(3)(4) Mississauga, Ontario	Director Senior Mediator, Government of Canada	March 2004 – present	20,000

Robert Boaz (1)(2)(3) Mississauga, Ontario	Director Investment Banking Executive	March 2006 – present	Nil

Thomas Parker (1)(2)(3) Kalispell, Montana	Director Mining Company Executive	July 2007 – present	4,000
____________
(1)

Member of the Audit Committee. Mr. Parker joined the Audit Committee in July 2007, prior to his appointment, Mr. Gary Huber was a member of the Audit Committee. Mr. Huber resigned as a director in July 2007.

(2)

Member of the Compensation Committee. Mr. Parker joined the Compensation Committee in July 2007, prior to his appointment, Mr. Gary Huber was a member of the Compensation Committee. Mr. Huber resigned as a director in July 2007. James Franklin was an ex officio member of the Compensation Committee from July 2007 to January 28, 2008.

(3)	Member of the Corporate Governance and Nominating Committee which was formed on December 17, 2007.
(4)

Mr. Macdonell is a director of Wedge Energy International Inc. (“Wedge”). Wedge was subject to a Management Cease Trade Order imposed by the Ontario Securities Commission (“OSC”) on May 31, 2007 for the late filing of Wedge’s financial statements for the period ended March 31, 2007. The Order was lifted by the OSC on August 14, 2007.

Jeffrey T. Klenda, B.A.	Chair & Managing Director

Mr. Klenda graduated from the University of Colorado in 1980 and began his career as a stockbroker specializing in venture capital offerings. Prior to 2004, Mr. Klenda worked as a Board Certified Financial Planner (CFP) and is a past member of the International Board of Standards and Practices for Certified Financial Planners (IBCFP). In 1988, he started Klenda Financial Services, Inc., an independent financial services company providing investment advisory services to high-end individual and corporate clients as well as providing venture capital to corporations seeking entry to the U.S. securities markets. In the same year, he formed Independent Brokers of America, Inc. (IBA). IBA was a national marketing organization providing securities and insurance products to independent investment advisors throughout the United States. Mr. Klenda was President of Security First Financial, a company he founded in 2001 to provide consultation to individuals and corporations seeking investment management and early stage funding. Mr. Klenda is currently Chief Executive Officer, Chairman and a director of Aura Silver Resources Inc. (director since August 2004, Chief Executive Officer and Chairman since February 2006). Mr. Klenda became a director of the Corporation in August 2004 and Chair of the Board of Directors and Managing Director in January 2006.

W. William (Bill) Boberg, M.Sc, P. Geo	President, Chief Executive Officer & Director

Mr. Boberg is the Corporation’s President and Chief Executive Officer and a director (since January 2006). Previously, Mr. Boberg was the Corporation’s senior U.S. geologist and VP U.S. Operations (September 2004 to January 2006). Prior to his involvement with the Corporation, Mr. Boberg was a consulting geologist having over 40 years experience investigating, assessing and developing a wide variety of mineral resources in a broad variety of geologic environments in Western North America, South America and Africa. Mr. Boberg has over 18 years experience exploring for uranium in the continental United States. He has worked for Continental Oil Corporation, Wold Nuclear, Kennecott Exploration Inc., Western Mining Corporation, Canyon Resources Corporation and Patrician Gold. He discovered the Ruby Ranch and the Moore Ranch uranium deposits as well as several smaller deposits in Wyoming's Powder River Basin. He has his Masters degree in Geology from the University of Colorado. He is a registered Wyoming Professional Geologist.

James M. Franklin, Ph. D., FRSC, P. Geo	Chief Scientist & Director

Dr. Franklin has over 39 years experience as a geologist. He is a Fellow of the Royal Society of Canada. Since January 1998, he has been an Adjunct Professor at Queen’s University, since 2001, at Laurentian University and since 2006 at the University of Ottawa. He is a past President of the Geological Association of Canada and of the Society of Economic Geologists. He retired as Chief Geoscientist, Earth Sciences Sector, the Geological Survey of Canada in 1998. Since that time, he has been a consulting geologist and is currently a director of Phoenix Matachewan Mines Inc. (since September 2000), Aura Silver Resources Inc. (since October 2003), RJK Exploration Ltd. (since July 2001) and Spider Resources Ltd. (since July 2006).

Paul Macdonell, Diploma Public Admin.	Director, Chair of the Audit, Compensation,
Corporate Governance and Nominating Committees

Mr. Macdonell is a Senior Mediator, Federal Mediation and Conciliation Service for the Government of Canada. Previously Mr. Macdonell was employed since 1976 by the Amalgamated Transit Union, serving as President of the Union from 1996 to 2000 and Financial Secretary 1991 to 1995. Mr. Macdonell was Municipal Councillor of the City of Cumberland from 1978 to 1988 and was on the City’s budget committee during that time. He graduated (diploma) at University of Western Ontario in Public Administration and completed programs at University of Waterloo (Economic Development Certificate), The George Meany Centre in Washington (Labour Studies) and Harvard University (Program on Negotiations). Mr. Macdonell is the chair of the Audit Committee for Phoenix Matachewan Mines Inc., Patrician Diamonds Inc. and Wedge

Energy International Inc. He has been a director of Patrician Diamonds Inc. since 1996, of Phoenix Matachewan Mines Inc. since September 2000, and Wedge Energy International Inc. since February 2006.

Robert Boaz, M. Economics, Hon. BA	Director

Mr. Boaz has 18 years in the investment banking business after a career in the power and natural gas industry, working in management positions for Ontario Hydro, Saskatchewan Power and Consumers Gas. He has held senior management positions in a number of firms in the investment industry with direct responsibilities related to research, portfolio management, institutional sales and investment banking. From 2004 to March 2006, Mr. Boaz was Managing Director Investment Banking with Raymond James Ltd. in Toronto. From 2000 to 2004 Mr. Boaz was Vice President and Head of Research and in-house portfolio strategist for Dundee Securities Corporation. Mr. Boaz is a director and chair of the audit committee of Aura Silver Resources Inc., a director of Au Ex Ventures Inc. and chair of the board of directors and audit committee of Solex Resources Corp.

Thomas Parker, M.Eng.	Director

Mr. Parker has worked extensively in senior management positions in the mining industry for the past 40 years. Mr. Parker has been the President and Chief Executive Officer of Gold Crest Mines Inc. since March 1, 2007. Prior to Gold Crest, Mr. Parker was President and Chief Executive Officer of High Plains Uranium Inc. from April 2006 to February 2007 and the previous ten years as Executive Vice President of Anderson and Schwab, a New York based management consulting firm. Prior to Anderson and Schwab, he was Chief Executive Officer of Costain Minerals Corporation. Earlier in his career, Mr. Parker worked 10 years for ARCO where he held several management positions including President of Beaver Creek Coal Mines. He was also General Manager of the Jacobs Ranch mine for Kerr McGee Coal Company and served as Project Manager for ConocoPhillips Company for the Imouraren uranium deposit in Niger. Mr. Parker is a member of the board and the audit committee of Western Prospector Group Ltd.

Management of the Corporation does not anticipate that any of the nominees for election as directors will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting of shareholders of the Corporation or until his successor is elected or appointed.

Corporate Cease Trade Orders or Bankruptcies

Except as noted under “Election of Directors”, none of the directors or officers of the Corporation is, or has been within the ten years before the date of this Circular, a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions under Canadian securities legislation for a period of more than 30 consecutive days or was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that company.

Penalties or Sanctions

None of the directors or officers of the Corporation has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

None of the directors or officers of the Corporation has, during the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director or officer.

Appointment of Auditors

At the Meeting, it is proposed to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders with their remuneration to be fixed by the Board of Directors. PricewaterhouseCoopers LLP and its affiliates have been the auditors of the Corporation since December 2004.

The aggregate fees billed by PricewaterhouseCoopers LLP for audit and audit-related services in relation to the Corporation’s financial year ended December 31, 2007 were $243,135. Of this total, $157,253 was paid in 2008. The aggregate fees billed by PricewaterhouseCoopers LLP for all non-audit services rendered in relation to the Corporation during the year were $37,221. Of this total, $5,025 was paid in 2008. The Audit Committee has determined that the nature of the non-audit services rendered during 2007, and the aggregate fees billed in respect of those services, were consistent with maintaining the auditors’ independence.

Approval of the By-Law Resolution

At the Meeting, shareholders will be asked to consider, and, if thought advisable, to pass, with or without variation, a resolution substantially in the form set out in Schedule A attached to this Circular, to confirm the approval of the Corporation’s Amended By-Law No. 1 (“By-Law Resolution”). The purpose of the amendment to By-Law No. 1 is to increase the quorum required at the Corporation’s shareholders’ meetings to 10% of the issued and outstanding shares of the Corporation, similar to many other public companies in Canada. The Amended By-Law No. 1 was adopted by the Board of Director on January 29, 2008, subject to confirmation by the shareholders at this annual and special meeting of shareholders of the Corporation. A copy of the Amended By-Law No. 1 is attached hereto as Appendix I to Schedule A.

In order to become effective, the By-law Resolution must be approved by a vote of a majority of the votes cast at the Meeting, in person or by proxy.

Recommendation of Ur-Energy Inc.’s Board of Directors

After careful consideration, the Board of Directors has determined that the By-Law Resolution is in the best interests of the Corporation’s shareholders. The Board of Directors unanimously approved the ByLaw Resolution and recommends approval of the resolution by the Corporation’s shareholders.

Approval of the Option Plan Resolution

At the Meeting, shareholders will be asked to consider, and, if thought advisable, to pass, with or without variation, a resolution substantially in the form set out in Schedule B attached to this Circular, to ratify, confirm and approve the renewal of the Ur-Energy Inc. Stock Option Plan 2005, as amended (the “Option Plan”) and approve and authorize for a period of three years all unallocated options issued pursuant to the Option Plan. The Board of Directors wishes to renew the Option Plan, which was adopted in connection with the initial public offering of the Corporation in November 2005 and was last modified by resolution of the Board of Directors on January 29, 2008, which amendments are more fully described under the heading “Stock Options”, such amendments did not require shareholder approval. The rules of the Toronto Stock

Exchange provide that the stock option plan of an issuer must be approved by its securityholders every three years after its institution if such plan does not have a fixed maximum number of securities issuable thereunder, which is the case of the Option Plan of the Corporation, which provides that the maximum number of Common Shares available for issuance thereunder is equal to 10% of the number of Common Shares outstanding at the time of grant. No modifications are proposed to be made to the Option Plan. The Option Plan is summarized in more detail in the section of this Circular entitled “Stock Options”. A shareholder may obtain a copy of the Option Plan from the Secretary of the Corporation upon request at 1128 Clapp Lane, P.O. Box 279, Manotick ON K4M 1A3, telephone (613) 692-7704.

The Board of Directors is of the view that it is in the best interests of the Corporation to renew the Option Plan, which will continue to enable the Board of Directors to grant options to directors, officers, employees or consultants of the Corporation and its subsidiaries as a means of attracting highly qualified directors, officers, employees and consultants who will be motivated towards the success of the Corporation and to encourage share ownership in the Corporation by directors, officers, employees and consultants who work on behalf of the Corporation.

In order to be effective, the Option Plan Resolution must be approved by a vote of a majority of the votes cast at the Meeting, in person or by proxy, excluding 1,174,000 Common Shares held by certain insiders of the Corporation and their affiliates.

Recommendation of Ur-Energy Inc.’s Board of Directors

After careful consideration, the Board of Directors has determined that the Option Plan Resolution is in the best interests of the Corporation’s shareholders. The Board of Directors unanimously approved the Option Plan Resolution and recommends approval of the resolution by the Corporation’s shareholders.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth the summary information concerning compensation paid to or earned during the most recently completed financial year by the Corporation’s Chief Executive Officer and Chief Financial Officer and the three highest paid executive officers, who were serving as executive officers at December 31, 2007 (collectively, the “Named Executive Officers”).

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation (14)			Long–Term Compensation	All Other Compensation (C$) / # Shares
		Salary (C$)	Bonus (C$)	Other Annual Compensation (C$)(6)	Common Shares Under Options Granted (#)
W. William Boberg(1) President, Chief Executive Officer and Director	2007 2006 2005	$247,250 Nil Nil	Nil Nil Nil	Nil $290,613 $233,722	400,000(7) 400,000(7) 400,000(7)	– / – $706,500 / 525,000(12) $58,400 / 145,000

Name and Principal Position	Year	Annual Compensation (14)			Long–Term Compensation	All Other Compensation (C$) / # Shares
		Salary (C$)	Bonus (C$)	Other Annual Compensation (C$)(6)	Common Shares Under Options Granted (#)
Roger Smith(2) Chief Financial Officer and Vice President, Finance, IT & Administration	2007 2006 2005	$142,010 Nil Nil	Nil Nil Nil	Nil Nil Nil	337,500(8) Nil Nil	– / – – / – – / –
Harold Backer(3) Executive Vice President	2007 2006 2005	$148,350 Nil Nil	Nil Nil Nil	Nil $144,382 $114,498	150,000(9) 200,000(9) 200,000(9)	– / – – / – – / –
Wayne Heili(4) Vice President, Mining & Engineering	2007 2006 2005	$169,091 Nil Nil	Nil Nil Nil	Nil Nil Nil	700,000(10) Nil 25,000(13)	– / – – / – – / –
Jeffrey Klenda(5) Chair and Managing Director	2007 2006 2005	$176,300 Nil Nil	Nil Nil Nil	Nil $104,352 $23,683	200,000(11) 400,000(11) 400,000(11)	– / – $124,000 / 200,000 $31,000 / 50,000
____________
(1)

Mr. Boberg was a consultant to the Corporation from September 21, 2004 to December 31, 2006. Mr. Boberg entered into an employment agreement with the Corporation dated January 1, 2007. Mr. Boberg was confirmed as President and Chief Executive Officer on May 29, 2006 after having been appointed President, Acting Chief Executive Officer and a Director on January 11, 2006. Previously, from September 2004 to January 11, 2006, Mr. Boberg had been a consultant and Vice-President, US Operations of the Corporation.

(2)

Roger Smith joined the Corporation in May 2007 and was appointed to the position of Chief Financial Officer. In August 2007, Mr. Smith was further appointed as Vice President, Finance, IT & Administration.

(3)	Mr. Backer was a consultant to the Corporation from May 2005 to December 31, 2006. Mr. Backer entered into an employment agreement with the Corporation on January 1, 2007.
(4)

Mr. Heili joined the Corporation in February 2007 and was appointed to the position of Vice President, Mining & Engineering. Until April 23, 2007, Mr. Heili worked for the Corporation on a part time basis for a reduced salary while finalizing certain other personal matters.

(5)

Mr. Klenda became a director of the Corporation in August 2004 and Executive Chair of the Board of Directors in January 2006. Mr. Klenda was a consultant to the Corporation from August 2004 to December 31, 2006. Mr. Klenda entered into an employment agreement with the Corporation on January 1, 2007.

(6)	All executive officers of the Corporation who were with the Corporation prior to January 1, 2007 were consultants to the Corporation.
(7)

In 2007, Mr. Boberg received options for 400,000 Common Shares on May 22, 2007 at a price of $4.75 per share. These options expire on May 15, 2012. In 2006, Mr. Boberg received options for 400,000 Common Shares on April 21, 2006 at a price of $2.35 per share. These options expire on April 21, 2011. In 2005, Mr. Boberg received options for 400,000 Common Shares on November 17, 2005 at a price of $1.25 per share. These options expire on November 17, 2010.

(8)

In 2007, Mr. Smith received options for 225,000 Common Shares on May 22, 2007 at a price of $4.75 per share and options for 112,500 Common Shares on August 9, 2007 at a price of $3.00. These options expire on May 15, 2012 and August 9, 2012, respectively.

(9)

In 2007, Mr. Backer received options for 150,000 Common Shares on May 22, 2007 at a price of $4.75 per share. These options expire on May 15, 2012. In 2006, Mr. Backer received options for 200,000 Common Shares on April 21, 2006 at a price of $2.35 per share. These options expire on April 21, 2011. In 2005, Mr. Backer received options for 200,000 Common Shares on November 17, 2005 at a price of $1.25 per share. These options expire on November 17, 2010.

(10)

In 2007, Mr. Heili received options for 600,000 Common Shares, subject to certain performance milestones, on February 19, 2007 at a price of $5.03 per share. These options expire on February 15, 2012. Mr. Heili also received options for 100,000 Common Shares on August 9, 2007 at a price of $3.00 per share. These options expire on August 9, 2012.

(11)

In 2007, Mr. Klenda received options for 200,000 Common Shares on May 22, 2007 at a price of $4.75 per share. These options expire on May 15, 2012. In 2006, Mr. Klenda received options for 400,000 Common Shares on April 21, 2006 at a price of $2.35 per share. These options expire on April 21, 2011. In 2005, Mr. Klenda received options for 400,000 Common Shares on November 17, 2005 at a price of $1.25 per share. These options expire on November 17, 2010.

(12)	Mr. Boberg received an additional 300,000 Common Shares in 2006, at a price of $1.89 per share, as a performance bonus for services rendered to the Corporation.
(13)	In 2005, Mr. Heili was a consultant to the Corporation and received options for 25,000 Common Shares on November 17, 2005 at a price of $1.25 per share. These options expire on November 17, 2010.

(14)	United States dollar figures have been converted to Canadian dollar figures at the average exchange rate for 2007 of CDN$1.075 = US$1.00 as posted by the Bank of Canada.

Stock Options

The Corporation adopted the Ur-Energy Inc. Stock Option Plan 2005, as amended, in order to advance the interests of the Corporation by providing directors, officers, employees and consultants with a financial incentive tied to the long-term financial performance of the Corporation and continued service or employment with the Corporation.

A total of 10% of the Corporation’s issued and outstanding Common Shares are reserved for issuance pursuant to the Option Plan. As at April 3, 2008, this represented 9,320,831 Common Shares. Of these, 7,987,500 (representing 8.57% of the currently outstanding Common Shares) are issuable upon the exercise of currently outstanding options and 1,333,361 Common Shares (representing 1.43% of the currently outstanding Common Shares) are available for future option grants. The number of shares reserved is subject to adjustment if the Common Shares are subdivided, consolidated, converted or reclassified or the number of Common Shares varies as a result of a stock dividend or an increase or a reduction in the share capital of the Corporation.

Under the Option Plan, options may be granted to all directors, officers, employees and consultants of the Corporation. The maximum number of Common Shares that may be reserved for issuance to any one person under the Option Plan is 5% of the number of Common Shares outstanding at the time of reservation. The exercise price for Common Shares subject to an option is determined by the Board of Directors at the time of grant and may not be less than the market price of the Common Shares at the time the option is granted. Options are generally exercisable as to 10% immediately on the date of grant; with an additional 22% becoming exercisable four and one-half months after the date of grant; 22% becoming exercisable nine months after the date of grant; 22% thirteen and one-half months after the date of grant; and, the balance of 24% eighteen months after the date of grant, subject to the right of the Board of Directors to determine at the time of a particular grant that such options will become exercisable on different dates. An option may be for a term of up to five years and may not be assigned.

Options granted under the Option Plan are subject to early termination under certain circumstances, including (i) one year after the death of the option holder, (ii) three months after the option holder’s resignation or dismissal without cause as an employee, or (iii) immediately upon the option holder’s dismissal for cause as employee. In each case, only options exercisable at the time of the event which gave rise to such early termination may be exercised by the option holder during such period. The Option Plan also provides that on a change of control all options under the Option Plan vest immediately and are immediately exercisable. On November 8, 2007, the Board amended the Option Plan to allow the CEO the ability to grant options for up to 100,000 Common Shares between Board meetings to non-executive employees and consultants. All such grants must be reported to the Board at the next meeting. This amendment did not require shareholder approval.

The Option Plan and the terms of any outstanding option may be amended at any time by the Board of Directors subject to any required regulatory or shareholder approvals, provided that where such an amendment would prejudice the rights of an option holder under any outstanding option, the consent of the option holder is required to be obtained.

The following table sets forth information concerning options granted by the Corporation to each of the Named Executive Officers during the financial year ended December 31, 2007.

Option Grants During the Financial Year Ended December 31, 2007

Name	Common Shares Under Options Granted (#)	% of Total Options Granted in Financial Year	Exercise or Base Price (C$/Security)	Market Value of Common Shares Underlying Options on Date of Grant (C$)	Expiration Date
W. William Boberg(1)(6)	400,000	10.91%	$4.75	$1,900,000	May 15, 2012
Roger Smith (2)(6)	337,500	9.20%	225,000 @ $4.75 112,500 @ $3.00	$1,068,750 $337,500	May 15, 2012 August 9, 2012
Harold Backer (3)(6)	150,000	4.09%	$4.75	$712,500	May 15, 2012
Wayne Heili (4)(6)	700,000	19.09%	600,000 @ $5.03 100,000 @ $3.00	$3,018,000 $300,000	February 15, 2012 August 9, 2012
Jeffrey Klenda (5)(6)	200,000	5.45%	$4.75	$950,000	May 15, 2012
____________
(1)

Mr. Boberg was a consultant to the Corporation from September 21, 2004 to December 31, 2006. Mr. Boberg entered into an employment agreement with the Corporation dated January 1, 2007. Mr. Boberg was confirmed as President and Chief Executive Officer on May 29, 2006 after having been appointed President, Acting Chief Executive Officer and a Director on January 11, 2006. Previously, from September 2004 to January 11, 2006, Mr. Boberg had been a consultant and Vice-President, US Operations of the Corporation.

(2)	Mr. Smith joined the Corporation in May 2007 as Chief Financial Officer replacing Mr. John McNeice. Mr. Smith was appointed Vice President, Finance, IT & Administration in August 2007.
(3)	Mr. Backer was a consultant to the Corporation from May 2005 to December 31, 2006. Mr. Backer entered into an employment agreement with the Corporation on January 1, 2007.
(4)	Mr. Heili joined the Corporation in February 2007 as Vice President, Mining & Engineering.
(5)

Mr. Klenda became a director of the Corporation in August 2004 and Executive Chair of the Board of Directors in January 2006. Mr. Klenda was a consultant to the Corporation from August 2004 to December 31, 2006. Mr. Klenda entered into an employment agreement with the Corporation on January 1, 2007.

(6)	All executive officers of the Corporation who were with the Corporation prior to January 1, 2007 were consultants to the Corporation.

The following table sets forth information concerning the exercise of options during the most recently completed financial year by each of the Named Executive Officers and the financial year-end value of unexercised options, on an aggregated basis.

Aggregated Option Exercises During the Financial Year Ended December 31, 2007
and Financial Year-End Option Values

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized (C$)	Unexercised Options at December 31, 2007 (#) (Exercisable/ Unexercisable)	Value of Unexercised in-the-Money Options at December 31, 2007 (C$) (Exercisable/ Unexercisable)
W. William Boberg	200,000	$646,854	728,000 / 272,000	$934,000 / Nil
Roger Smith	Nil	Nil	108,000 / 229,500	$19,440 / $41,310
Harold Backer	Nil	Nil	448,000 / 102,000	$696,000 / Nil
Wayne Heili	Nil	Nil	57,000 / 668,000	$74,530 / 36,720
Jeffrey Klenda	Nil	Nil	864,000 / 136,000	$1,392,000 / Nil

Employment Contracts

The Corporation entered into an employment agreement with Mr. W. William Boberg dated January 1, 2007. Mr. Boberg is entitled to a salary of US$240,000 per year and a discretionary bonus to be set by the Board of Directors. Mr. Boberg is entitled to receive stock option grants under the terms and conditions of the Option Plan and as determined by the Board of Directors. In the event that the Corporation terminates the employment agreement with Mr. Boberg for non-causal reasons, Mr. Boberg will be entitled to a lump sum payment equivalent to two years base salary. In the event of a change of control of the Corporation, Mr. Boberg may be entitled to a lump sum payment equivalent to two years base salary. Mr. Boberg is subject to non-competition and non-solicitation restrictions for a period of two years upon termination of the employment agreement.

The Corporation entered into an employment agreement with Mr. Roger Smith dated May 15, 2007. Mr. Smith is entitled to a salary of US$225,000 per year and a discretionary bonus to be set up by the Board of Directors. Mr. Smith is entitled to receive stock option grants under the terms and conditions of the Option Plan and as determined by the Board of Directors. In the event that the Corporation terminates the employment agreement with Mr. Smith for non-causal reasons, Mr. Smith will be entitled to a lump sum payment equivalent to two years base salary. In the event of a change of control of the Corporation, Mr. Smith may be entitled to a lump sum payment equivalent to two years base salary. Mr. Smith is subject to non-competition and non-solicitation restrictions for a period of two years upon termination of the employment agreement.

The Corporation entered into an employment agreement with Mr. Harold Backer dated January1, 2007, as amended March 2008. Mr. Backer is entitled to a salary of US$200,000 per year, as amended, and a discretionary bonus to be set by the Board of Directors of the Corporation. Mr. Backer is entitled to receive stock option grants under the terms and conditions of the Option Plan and as determined by the Board of Directors. In the event the Corporation terminates the employment agreement with Mr. Backer for non-causal reasons, Mr. Backer will be entitled to a lump sum payment equivalent to two years base salary. In the event of change of control of the Corporation, Mr. Backer may be entitled to a lump sum payment equivalent to two years base salary. Mr. Backer is subject to non-competition and non-solicitation restrictions for a period of two years upon termination of the employment agreement.

The Corporation entered into an employment agreement with Mr. Wayne Heili dated February 19, 2007. Mr. Heili is entitled to a salary of US$210,000 per year and a discretionary bonus to be set by the Board of Directors of the Corporation. Mr. Heili is entitled to receive stock option grants under the terms and conditions of the Option Plan and as determined by the Board of Directors. In the event the Corporation terminates the employment agreement with Mr. Heili for non-causal reasons, Mr. Heili will be entitled to a lump sum payment equivalent to two years base salary. In the event of change of control of the Corporation, Mr. Heili may be entitled to a lump sum payment equivalent to two years base salary. Mr. Heili is subject to non-competition and non-solicitation restrictions for a period of two years upon termination of the employment agreement.

The Corporation entered into an employment agreement with Mr. Jeffrey Klenda dated January 1, 2007, as amended June 1, 2007. Mr. Klenda is entitled to a salary of US$192,000 per year, as a result of the amendment to his employment agreement, and a discretionary bonus to be set by the Board of Directors. Mr. Klenda is entitled to receive stock option grants under the terms and conditions of the Option Plan and as determined by the Board of Directors. Stock options that Mr. Klenda had previously received will continue to vest in accordance with the Option Plan. In the event that the Corporation terminates the employment agreement with Mr. Klenda for non-causal reasons, Mr. Klenda will be entitled to a lump sum payment equivalent to two years base salary. In the event of a change of control of the Corporation, Mr. Klenda may be entitled to a lump sum payment equivalent to two years base salary. Mr. Klenda is subject to non-solicitation restrictions for a period of two years upon termination of the employment agreement.

Report on Executive Compensation and Composition of the Compensation Committee

The Compensation Committee reviews and makes recommendations to the Board of Directors with respect to the overall approach to compensation for Ur-Energy and specifically with respect to the executive officers of the Corporation, including the President and Chief Executive Officer, and the remuneration of directors. The Committee also administers the Option Plan. During the fiscal year ending December 31, 2007, the Compensation Committee was comprised of Paul Macdonell (Chair), Robert Boaz and Gary Huber. As of July 2007, Thomas Parker replaced Gary Huber on the Compensation Committee. James Franklin was an ex-officio member of the Compensation Committee from July 2007 to January 28, 2008. The Compensation Committee met three times during 2007 and also took action by written resolution three times.

Commencing January 1, 2007, the Corporation entered into employment contracts with a number of its executive officers. See “Employment Agreements”. Prior to entering into the agreements, the Committee reviewed compensation information with respect to several comparable executive officers in the mining industry. The Committee’s approach to compensation for the executive officers who became employees was to provide a base salary, certain benefits and a longer term incentive in the form of stock options. The Committee considered a variable incentive component as well as short term and long term incentives. The Committee has applied a similar approach to employment agreements with new executive officers who have joined the Corporation subsequently.

The Corporation continues to have one executive officer who is a consultant to the Corporation and the Committee reviews hourly/daily billing rates and longer term incentives in the form of stock options with respect to this executive officer.

In 2007, the Compensation Committee hired 3XCD Inc, a consulting firm, to assist them in their review of the compensation levels and components of executive officers for similarly situated companies and in 2008 has undertaken a more comprehensive review of executive compensation and particularly, a short term incentive plan for executive officers of the Corporation.

In connection with this, the Compensation Committee is currently negotiating revised and extended employment agreements with several of its executive officers.

Chief Executive Officer’s Compensation

When Mr. Boberg became President and Chief Executive Officer, the Compensation Committee reviewed Mr. Boberg’s existing compensation in light of his new position and responsibility and adjusted it based on market information of comparable companies and also with a view to having Mr. Boberg become a salaried employee. Mr. Boberg entered into an employment agreement with the Corporation on January 1, 2007.

During 2006, the Compensation Committee adjusted Mr. Boberg’s consulting arrangement compensation to reflect a compensation model based on a base fee structure and a long term equity component. The Compensation Committee also recognized Mr. Boberg’s contribution to the Corporation with the issuance of 300,000 Common Shares to Mr. Boberg, approved by the Corporation’s shareholders at the annual and special meeting held on May 17, 2006. As part of long term equity compensation, Mr. Boberg received options for 400,000 Common Shares in 2006.

Mr. Boberg’s salary remained the same for 2006 and 2007. Mr. Boberg received options for 400,000 Common Shares in 2007 as long term equity compensation. The Compensation Committee, in connection with its consulting firm, is in the process of negotiating a revised and extended employment agreement with Mr. Boberg which will also contain certain short term and long term incentive plans to ensure that his compensation arrangements are in accordance with market information.

This report on executive compensation is submitted by the directors of the Compensation Committee:

Paul Macdonell (Chair)
Robert Boaz
Thomas Parker

Performance Graph

The following graph illustrates the period from November 29, 2005 to December 31, 2007 and reflects the cumulative shareholder return of an investment in Common Shares of the Corporation compared to the cumulative return of an investment in the S&P/TSX Composite Index since November 29, 2005 assuming that C$100 was invested and, where applicable, reinvestment of dividends.

	November 29, 2005	December 31, 2005	December 31, 2006	December 31, 2007
Ur-Energy Inc.	$ 100	$ 127	$ 434	$ 398
S&P/TSX Composite	$ 100	$ 103	$ 118	$ 126

Indebtedness of Directors, Executive Officers and Others

At no time since the beginning of the Corporation’s last financial year was any director, executive officer, proposed nominee for election as a director, or any of their respective associates, indebted to the Corporation or any of its subsidiaries, nor was the indebtedness of any such person to another entity the subject of any guarantee, support agreement, letter of credit or similar arrangement provided by the Corporation or any of its subsidiaries.

Compensation of Directors

The Compensation Committee and the Board of Directors has instituted compensation arrangements for non-management directors. Commencing in the second quarter of 2007, each non-management director receives a quarterly amount of $3,000 and for each meeting that the director attends in person $1,000 and by telephone

$500. Newly appointed directors each receive an initial grant of options for 200,000 Common Shares. Non-management directors are also eligible to receive an annual grant of options at the discretion of the Board of Directors.

It was determined by the Compensation Committee and the Board of Directors that non-management directors participating on ad hoc or special committees of the Board of Directors, which may be constituted from time to time, would be entitled to additional director fees, to be determined in accordance with additional duties and requirements requested of those individuals from time to time.

Directors’ and Officers’ Liability Insurance

The Corporation has entered into a directors’ and officers’ liability insurance policy for the benefit of the directors and officers of the Corporation and its subsidiaries. The annual limit for all claims under the policy is US$5 million, subject to a per claim deductible that ranges from nil to US$75,000 depending on the nature of any claim. The annual premium payable by the Corporation under the policy is US$45,000. The Corporation’s current coverage under the policy continues until April 8, 2008 and is in the process of being renewed.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain summary information concerning the Corporation’s equity compensation plans as at December 31, 2007. Directors, officers, employees and consultants are eligible to participate in the Option Plan.

	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options (C$)	Number of Common Shares Remaining for Future Issuance (Excluding Common Shares to be Issued Upon Exercise of Outstanding Options)
Equity compensation plans approved by securityholders (Ur-Energy Inc. Stock Option Plan 2005)	8,010,700	$2.89	1,206,461
Total	8,010,700		1,206,461

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Circular, no insider of the Corporation or proposed nominee for election as a director of the Corporation, nor any of their respective associates or affiliates, has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last financial year or in any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries.

Certain of the Corporation’s directors and officers also serve as directors and officers of one or more mining and exploration companies. Such directors and officers are also in many cases shareholders of one or more of the foregoing companies. While there is a potential for conflicts of interest to arise in such situations, that potential is minimized because of the nature of these other companies in other areas of mineral resources and precious metals. In 2007, no situations of potential conflict have arisen as a result of the cross directorships and cross shareholdings. Except as otherwise disclosed in this Circular, no person who has been a director or officer of the Corporation since the commencement of the Corporation’s last financial year, nor any proposed nominee for election as a director of the Corporation, nor any of their respective associates or affiliates, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Introduction

The Board of Directors believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Board of Directors has reviewed the corporate governance best practices identified in National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (collectively, the “CSA Guidelines”). The Board of Directors is committed to ensuring that the Corporation follows best practices and is in the process of developing such practices.

Board Mandate

The responsibility of the Board of Directors is to supervise the management of the business and affairs of the Corporation in accordance with the best interests of the Corporation and all of its shareholders. The Board of Directors does not currently have a written mandate or a written description for the Chair of the Board of Directors or the Chief Executive Officer. In discharging its responsibility, the Board of Directors reviews the performance and responsibilities of the President and Chief Executive Officer and oversees and reviews the development and implementation of the following significant corporate plans and initiatives:

  the Corporation’s strategic planning and budgeting process;
  the identification of the principal risks to the Corporation’s business and the implementation of systems to manage these risks;
  succession planning, including appointing, training and monitoring senior management;
  the Corporation’s public communications policies and continuous disclosure record; and
  the Corporation’s internal controls and management information systems.

The Board of Directors meets at least four times a year, and more frequently if required. In 2007, the Board of Directors met ten times. In addition, the Board of Directors took seven actions by written resolution.

To date, the Board of Directors has not had a regular policy of holding meetings of its independent directors; however, with the changes in the composition of the Board of Directors it is expected that such meetings will occur from time to time in the future.

The Board of Directors recruit possible directors from contacts within the mining industry or other strategic areas that will compliment the knowledge and depth of the Board of Directors. The Board of Directors determined that six directors was an appropriate number of directors to oversee and provide guidance to management on the business and affairs of the Corporation.

In addition, new directors who join the Board of Directors are provided with a basic orientation of the Corporation, the Board of Directors, the committees of the Board of Directors and meet with the other directors prior to joining the Board of Directors. In addition, new directors have the opportunity to meet with management of the Corporation to have an understanding of the business of the Corporation and its operations. Directors are encouraged to participate in corporate governance and education courses that will assist them in their role as directors of the Corporation or on various committees.

Board Composition

As of the time of the Meeting, the Board of Directors is composed of six directors. All directors are elected annually.

The current slate of six directors includes Mr. W. William Boberg, the President and Chief Executive Officer of the Corporation, Dr. James Franklin, Chief Scientist of the Corporation, Mr. Jeffrey Klenda, Chair of the Board of Directors of the Corporation, Mr. Paul Macdonell, Mr. Robert Boaz and Mr. Thomas Parker. Messrs. Macdonell, Boaz and Parker are independent directors as determined by the CSA Guidelines (i.e., each is independent of management and free from any interest in and any business or other relationship with the Corporation which could reasonably be expected to interfere with the exercise of the director’s judgment). Mr. Parker became a director in July 2007 replacing Mr. Gary Huber. Mr. Huber was also an independent director. As Chief Scientist, Dr. Franklin does not meet the strict criteria of independence as contemplated by the CSA Guidelines; however, Mr. Franklin is a consultant to several companies and received fees of $18,000 from the Corporation during 2007 and, therefore, is considered by the Board of Directors as being independent of management. In determining whether a director is independent, the Board of Directors considers the specific circumstances of a director and the nature, as well as materiality, of any relationship between the director and the Corporation.

Several of the directors are directors for other reporting issuers or the equivalent, as disclosed in the directors’ biographies provided above.

Board Committees

There are four permanent Board of Directors committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Geoscience Advisory and Oversight Committee. The Board of Directors may also appoint other temporary or permanent committees from time to time for particular purposes.

As of November 2007, an Ad Hoc Committee on matters related to Screech Lake was constituted by the Board of Directors. The Ad Hoc Committee consists of Robert Boaz (Chair) and James Franklin and was established to explore, review and recommend to the Board of Directors various activities, methods and directions to advance the Corporation’s project at Screech Lake in the Northwest Territories.

The following sets out the Report of the Audit Committee as well as a summary of the responsibilities and activities of the other Board of Directors committees.

Audit Committee

The Audit Committee assists the Board of Directors in carrying out its responsibilities relating to corporate accounting and financial reporting practices. The duties and responsibilities of the Audit Committee include the following:

  reviewing for recommendation to the Board of Directors for its approval the principal documents comprising the Corporation’s continuous disclosure record, including interim and annual financial statements and management’s discussion and analysis;
  recommending to the Board of Directors a firm of independent auditors for appointment by the shareholders and reporting to the Board of Directors on the fees and expenses of such auditors. The Audit Committee has the authority and responsibility to select, evaluate and if necessary replace the independent auditor. The Audit Committee has the authority to approve all audit engagement fees and terms and the Audit Committee, or a member of the

  Audit Committee, must review and pre-approve any non-audit services provided to the Corporation by the Corporation’s independent auditor and consider the impact on the independence of the auditor;
  reviewing periodic reports from the Chief Financial Officer;
  discussing with management and the independent auditor, as appropriate, any audit problems or difficulties and management’s response; and
  establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters.

The Audit Committee maintains direct communication during the year with the Corporation’s independent auditor and the Corporation’s officers responsible for accounting and financial matters.

All of the members of the Audit Committee, Messrs. Macdonell, Boaz and Parker, are independent directors pursuant to Multilateral Instrument 52-110 Audit Committees (“MI 52-110”). Each of the members is financially literate as defined in MI 52-110. The members of the Audit Committee during 2007 were Paul Macdonell (Chair), Robert Boaz and Thomas Parker. In July 2007, Mr. Parker was appointed to the Audit Committee upon the resignation of Mr. Gary Huber as a director of the Corporation.

Report of the Audit Committee

During 2007, the Audit Committee met six times. The activities of the Audit Committee over the past year included the following:

  review of preliminary and final short form prospectus of the Corporation including the financial statements and management’s discussion and analysis incorporated by reference therein;
  reviewing the quarterly interim financial statements of the Corporation and management’s discussion and analysis prior to filing with Canadian regulatory authorities;
  reviewing periodic reports from the Chief Financial Officer;
  reviewing applicable Canadian corporate disclosure reporting and control processes, including Chief Executive Officer and Chief Financial Officer certification;
  reviewing Audit Committee governance practices to ensure its terms of reference incorporate all regulatory requirements; and
  reviewing the engagement letter with the independent auditors and annual audit fees prior to approval by the Board of Directors, as well as pre-approving non-audit services and their cost prior to commencement.

The Audit Committee has reviewed and discussed with management and the independent auditors the Consolidated Financial Statements of the Corporation as at December 31, 2007 and Management’s Discussion and Analysis. Based on that review and on the report of the independent auditor of the Corporation, the Audit Committee recommended to the Board of Directors that such Financial Statements and Management’s Discussion and Analysis be approved and filed with Canadian regulatory authorities.

The Audit Committee has recommended to the Board of Directors that the shareholders of the Corporation be requested to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the independent auditor for 2008.

A copy of the Amended and Restated Audit Committee Charter adopted on December 17, 2007 is attached as an appendix to the Annual Information Form of the Corporation for the year ended December 31, 2007, which is available electronically at www.sedar.com. The Annual Information Form also contains disclosure relating to the composition of the Audit Committee and the qualifications of each of its members.

Compensation Committee

The Compensation Committee assists the Board of Directors in carrying out its responsibilities relating to personnel matters, including performance, compensation and succession. The Compensation Committee has prepared terms of reference which include annual objectives against which to assess members of management including the President and Chief Executive Officer, reviewing and making recommendations to the Board of Directors with respect to employee and consultant compensation arrangements including stock options and management succession planning.

The Compensation Committee met three times in 2007. A part of each meeting is conducted without management present, including for the purpose of specifically discussing the compensation of the President and Chief Executive Officer. The members of the Committee during 2007 were Paul Macdonell (Chair), Gary Huber and Robert Boaz. All the members of the Compensation Committee are independent pursuant to MI52-110. In July 2007, Thomas Parker replaced Gary Huber when Mr. Huber resigned as a director of the Corporation. James Franklin was an ex officio member of the Compensation Committee from July 2007 to January 28, 2008.

Corporate Governance and Nominating Committee

The Board of Directors constituted a Corporate Governance and Nominating Committee on December 17, 2007. The Corporate Governance and Nominating Committee assists the Board of Directors with determining the slate of director nominees for election to the Board of Directors, recommending candidates to fill vacancies, the composition of the Committees of the Board of Directors and monitoring compliance with corporate governance regulatory requirements. The Corporate Governance and Nominating Committee Charter was adopted by the Board of Directors on December 17, 2007.

The members of the Corporate Governance and Nominating Committee are Paul Macdonell (Chair), Robert Boaz and Thomas Parker. All members of the Corporate Governance and Nominating Committee are independent pursuant to MI 52-110.

Geoscience Advisory and Oversight Committee

The Board of Directors constituted a Geoscience Advisory and Oversight Committee on January 29, 2008. The Geoscience Advisory and Oversight Committee assists the Board of Directors in receiving, reviewing and evaluating the quality, effectiveness and progress of exploration and development projects. The Geoscience Advisory and Oversight Committee also advises on matters related to new and updated technologies which may be employed by the Corporation and to review environmental matters and protocols with respect to the Corporation’s projects. The Geoscience Advisory and Oversight Committee Mandate and Guidelines were adopted by the Board of Directors on January 29, 2008.

The members of the Geoscience Advisory and Oversight Committee are James Franklin (Chair), Thomas Parker and W. William Boberg. There are several members of management and consultants who participate in the Geoscience Advisory and Oversight Committee. The members of the Geoscience Advisory and Oversight Committee are not independent pursuant to MI 52-110 and are not required to be independent.

Summary of Committee Memberships and Record of Attendance for 2007

During the year ended December 31, 2007, the Board of Directors and its committees (1) held the following numbers of meetings:

Board of Directors	10 (2)
Audit Committee (“AC”)	6
Compensation Committee (“CC”)	3
Total number of meetings held	19

(1)

The Corporate Governance and Nominating Committee was formed on December 17, 2007 and the first meeting was held on January 28, 2008. The Geoscience Advisory and Oversight Committee was formed on January 29, 2008 and the first meeting was held in February 2008.

(2)	In addition to the ten meetings held by the Board of Directors, seven actions were taken by resolution in writing.

Director	Committee Memberships	Board Meetings Attended	Committee Meetings Attended
Jeffrey T. Klenda		9
James M. Franklin		8
Paul Macdonell	AC, CC	9	AC – 6; CC - 3
Robert Boaz	AC, CC	10	AC – 6; CC - 3
W. William Boberg		10
Thomas Parker (1)	AC, CC	3 (1)	AC – 3; CC - 3

(1)	Mr. Parker was appointed to the Board in July 2007 upon the resignation of Gary Huber. Mr. Parker was in attendance for all meetings held after he was appointed.

Other Policies

The Corporation adopted a written Code of Business Conduct and Ethics (the “Code”) on August 9, 2007 and amended and restated the Code on January 29, 2008. All directors, officers and employees of the Corporation are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them. The Corporate Governance and Nominating Committee oversees the implementation of the Code and compliance with various regulatory requirements. The Amended and Restated Code of Business Conduct and Ethics will be available at the Corporation’s website at www.ur-energy.com.

The Corporation also adopted various policies related to trading restrictions, disclosure requirements and confidentiality obligations on January 29, 2008. All directors, officers and employees of the Corporation are expected to be familiar with the policies.

Shareholder Feedback

The Board of Directors believes that management should speak for the Corporation in its communications with shareholders and others in the investment community and that the Board of Directors should be satisfied that appropriate investor relations programs and procedures are in place. Management meets regularly with shareholders and others in the investment community to receive and respond to shareholder feedback.

The Board of Directors regularly reviews the Corporation’s major communications with shareholders and the public, including periodic press releases and continuous disclosure documents.

Expectations of Management

The Board of Directors believes that it is appropriate for management to be responsible for the development of long-term strategies for the Corporation. Meetings of the Board of Directors are held, as required, to specifically review and deal with long-term strategies of the Corporation as presented by senior members of management.

The Board of Directors appreciates the value of having selected executive officers attend board meetings to provide information and opinions to assist the directors in their deliberations. The Chair arranges for the attendance of executive officers at board meetings in consultation with the President and Chief Executive Officer.

SHAREHOLDER PROPOSALS

All proposals of the Corporation’s shareholders intended to be presented at the Corporation’s annual and special meeting of shareholders in 2009, must be received by the Corporation’s Corporate Secretary no later than February 1, 2009 for inclusion in the proxy circular related to that meeting. The Corporation’s next annual and special meeting of shareholders is planned for May 2009.

ADDITIONAL INFORMATION

Additional financial information for the Corporation is available in the Corporation’s audited consolidated financial statements for the year ended December 31, 2007 and related management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2007, which have been filed with Canadian securities regulators and are available under the Corporation’s profile at www.sedar.com.

Upon request made to the Secretary of the Corporation at 1128 Clapp Lane, P.O. Box 279, Manotick, Ontario K4M 1A3, the Corporation will provide a shareholder of the Corporation with a copy of its audited consolidated financial statements for the year ended December 31, 2007 and related management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2007.

APPROVAL BY BOARD OF DIRECTORS

The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation.

DATED at Denver, Colorado, this 3rd day of April, 2008.

By Order of the Board of Directors

/s/ W. William Boberg

President and Chief Executive Officer

Schedule A – By-Law Resolution

RESOLVED THAT the Amended By-Law No. 1 of the Corporation, as set forth in Appendix I hereto, as passed by the Board of Directors of the Corporation on January 29, 2008 is hereby confirmed.

Appendix I

AMENDED BY-LAW NO. 1

A by-law relating generally to
the transaction of the business
and affairs of

UR-ENERGY INC.

DIRECTORS

1. Calling of and notice of meetings Meetings of the board will be held on such day and at such time and place as the President or Secretary of the Corporation or any two directors may determine. Notice of meetings of the board will be given to each director not less than 48 hours before the time when the meeting is to be held. Each newly elected board may without notice hold its first meeting for the purposes of organization and the appointment of officers immediately following the meeting of shareholders at which such board was elected.

2. Votes to govern At all meetings of the board every question will be decided by a majority of the votes cast on the question; and in case of an equality of votes the chair of the meeting will not be entitled to a second or casting vote.

3. Interest of directors and officers generally in contracts No director or officer will be disqualified by his or her office from contracting with the Corporation nor will any contract or arrangement entered into by or on behalf of the Corporation with any director or officer or in which any director or officer is in any way interested be liable to be voided nor will any director or officer so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established provided that, in each case, the director or officer has complied with the provisions of the Canada Business Corporations Act.

SHAREHOLDERS’ MEETINGS

4. Quorum A quorum for the transaction of business at any meeting of shareholders of the Corporation shall be two shareholders present in person or represented by proxy, holding not less than 10% of the shares of the Corporation entitled to be voted at such meeting.

If at any such meeting a quorum is not present within thirty minutes after the time appointed for the meeting, then the meeting shall be adjourned to such date being not less than seven days later.

5. Meetings by telephonic or electronic means A meeting of the shareholders may be held by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

6. Postponement or cancellation of meetings A meeting of shareholders may be postponed or cancelled by the board at any time prior to the date of the meeting.

7. Procedures at meetings The board may determine the procedures to be followed at any meeting of shareholders including, without limitation, the rules of order. Subject to the foregoing, the chair of a meeting may determine the procedures of the meeting in all respects.

INDEMNIFICATION

8. Indemnification of directors and officers The Corporation will indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity, and his or her heirs and legal representatives to the extent permitted by the Canada Business Corporations Act.

9. Indemnity of others Except as otherwise required by the Canada Business Corporations Act and subject to paragraph 9, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an employee, agent of or participant in another entity against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he or she served at the Corporation’s request and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation or other entity and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his or her conduct was lawful.

10. Right of indemnity not exclusive The provisions for indemnification contained in the by-laws of the Corporation will not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, and will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of that person’s heirs and legal representatives.

11. No liability of directors or officers for certain matters To the extent permitted by law, no director or officer for the time being of the Corporation will be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation will be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or body corporate with whom or which any moneys, securities or other assets belonging to the Corporation will be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same will happen by or through his or her failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Corporation is employed by or performs services for the Corporation otherwise than as a director or officer or is a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact that the person is a director or officer of the Corporation will not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

BANKING ARRANGEMENTS, CONTRACTS, ETC.

12. Banking arrangements The banking business of the Corporation, or any part thereof, will be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, will be transacted on the Corporation’s behalf by one or more officers or other persons as the board may designate, direct or authorize from time to time.

13. Execution of instruments Contracts, documents or instruments in writing requiring execution by the Corporation will be signed by hand by any officer or director and all contracts, documents or instruments in writing so signed will be binding upon the Corporation without any further authorization or formality. The board is authorized from time to time by resolution

(a)

to appoint any officer or any other person on behalf of the Corporation to sign by hand (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver either contracts, documents or instruments in writing generally or to sign either by hand or by facsimile or mechanical signature or otherwise (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver specific contracts, documents or instruments in writing, and

(b)

to delegate to any two officers of the Corporation the powers to designate, direct or authorize from time to time in writing one or more officers or other persons on the Corporation’s behalf to sign either by hand or by facsimile or mechanical signature or otherwise (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver contracts, documents or instruments in writing of such type and on such terms and conditions as such two officers see fit.

Contracts, documents or instruments in writing that are to be signed by hand may be signed electronically. The term “contracts, documents or instruments in writing” as used in this by-law includes without limitation deeds, mortgages, charges, conveyances, powers of attorney, transfers and assignments of property of all kinds (including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities), proxies for shares or other securities and all paper writings.

MISCELLANEOUS

14. Invalidity of any provisions of this by-law The invalidity or unenforceability of any provision of this bylaw will not affect the validity or enforceability of the remaining provisions of this by-law.

15. Omissions and errors The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any shareholder, director, officer or auditor or any error in any notice not affecting its substance will not invalidate any action taken at any meeting to which the notice related or otherwise founded on the notice.

INTERPRETATION

16. Interpretation In this by-law and all other by-laws of the Corporation words importing the singular number only include the plural and vice versa; words importing any gender include all genders; words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and governmental authorities; “board” means the board of directors of the Corporation; “Canada Business Corporations Act” means Canada Business Corporations Act, R.S.C. l985, c. C-44 as from time to time amended, re-enacted or replaced; terms that are not otherwise defined in this by-law have the meanings attributed to them in the Canada Business Corporations Act; and “meeting of shareholders” means an annual meeting of shareholders or a special meeting of shareholders.

Schedule B - Option Plan Resolution

RESOLVED THAT:

1.

the renewal of Ur-Energy Inc. Stock Option Plan 2005, as amended (the “Option Plan”), which was adopted in connection with the initial public offering of the Corporation in November 2005 and was last modified by resolution of the Board of Directors on January 29, 2008, be and is hereby ratified, confirmed and approved;

2.

all unallocated options issuable pursuant to the Option Plan be and are hereby approved and authorized until the third anniversary date of the adoption of the present resolution by the shareholders of the Corporation; and

3.

any director or officer of the Corporation be and each of them is hereby authorized, for and on behalf of the Corporation, to do such things and to sign, execute and deliver all such documents that such director or officer may, in their discretion, determine to be necessary or useful in order to give full effect to the intent and purpose of this resolution.